SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Amendment to Form 6-K (the “Form 6-K/A”) amends Toyota Motor Corporation’s report on Form 6-K (the “Original Form 6-K”) submitted to the Securities and Exchange Commission on August 4, 2026 (the “Original Filing Date”) to correct the following disclosure in Exhibit 99.1 of the Original Form 6-K. The corrected portion has been underlined. Other than the amendment below, no part of the Original Form 6-K is amended hereby, and the Form 6-K/A does not reflect events that have occurred after the Original Filing Date.

(Excerpt from Exhibit 99.1 of the Original Form 6-K prior to correction)

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2027 (billions of yen, approximately)	1Q (2026/4-6)
Marketing Efforts	70.0
Effects of Changes in Exchange Rates	345.0
Cost Reduction Efforts	-85.0
From Engineering	-90.0
From Manufacturing and Logistics	5.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-190.0
Other	-242.6
(Changes in Operating Income)	-102.6
Non-operating Income	814.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	69.6
Income tax expense, Net Income Attributable to Non-controlling Interests	760.1

(Changes in Net Income Attributable to Toyota Motor Corporation)	635.6

(Excerpt from Exhibit 99.1 of the Original 6-K as amended hereby)

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2027 (billions of yen, approximately)	1Q (2026/4-6)
Marketing Efforts	70.0
Effects of Changes in Exchange Rates	345.0
Cost Reduction Efforts	-85.0
From Engineering	-90.0
From Manufacturing and Logistics	5.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-190.0
Other	-242.6
(Changes in Operating Income)	-102.6
Non-operating Income	814.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	69.6
Income tax expense, Net Income Attributable to Non-controlling Interests	-76.0

(Changes in Net Income Attributable to Toyota Motor Corporation)	635.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Yoshihide Moriyama
	Name:	Yoshihide Moriyama
	Title:	General Manager,
Capital Strategy & Affiliated Companies Finance Division

Date: August 7, 2026